ONE E-COMMERCE CORPORATION
1370 Avenue of the Americas, Suite 902
New York, New York 10019
Tel. (858) 699-8313
Fax: (212) 245-4165

October 28, 2011

Michael F. Johnson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	One E-Commerce Corporation
Current Report on Form 8-K
Filed September 23, 2011
File No. 001-34048

Dear Mr. Johnson:

Reference is made to your comment letter, dated October 20, 2011, relating to the subject Form 8-K (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto.

Current Report on Form 8-K filed September 23, 2011

General

1.
We note that you have completed the acquisition of a significant amount of assets otherwise than in the ordinary course of business. It is unclear how you determined that you are not required to provide the financial statements of Islet Sciences, Inc., in answer to Item 2.01 and 9.01 of Form 8-K. Please note that Item 9.01(c) of Form 8-K is unavailable to shell companies. In this regard, we note that in your most recent Form 10-Q for the quarter ended June 30, 2011, you state that (i) “the company has had no material business since the cessation of the operations of its wholly owned subsidiary, One Commerce Corporation at the end of 2001;” (ii) “since coming out of bankruptcy at the close of the 2001 calendar year, the Company has been in the development stage and has not realized any significant revenue from operations;” and (iii) the company is “primarily engaged in pursuing a merger or other acquisition with an unidentified company or companies.” Please advise or amend your filing to include the financial information required by Item 2.01 and 9.01 of Form 8-K

Response: One E-Commerce Corporation (the “Company”) did not complete the acquisition of a significant amount of assets otherwise than in the ordinary course of business. As reported in the above referenced Form 8-K, on September 22, 2011, Islet Sciences, Inc. (the “Purchaser”) purchased 9,902,180 shares of the Company’s common stock representing 54% of the issued and outstanding common stock of the Company, which resulted in a change of control of the Company. While the Purchaser anticipates causing the Company to effect a reverse acquisition, no transaction has occurred to date.

Michael F. Johnson, Esq.
U.S. Securities and Exchange Commission
October 28, 2011

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

One E-Commerce Corporation

By:	/s/ John Steel
Name: John Steel
Title: Chief Executive Officer